UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  ___ )*

ALTERNATIVE ENERGY PARTNERS, INC.
(Name of Issuer)

Common Stock, $.001  par value
(Title of Class of Securities)

02152E 10 1
(CUSIP Number)

Henry Jan, 2219 W. Olive Avenue, #266, Burbank, CA 91506
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 18, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

Title or class of securities:

Common stock, par value $0.0001 per share

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[Missing Graphic Reference]

CUSIP No.                                            02152E 10 1

1.	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (entities only):

                                 HEALTHCARE OF TODAY, INC.                                                                                                EIN: 26-2779648

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

                         (a)

                         (b)       X

3.	SEC Use Only

                           4.      Source of Funds (See Instructions)    OO

                           5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                           6.      Citizenship or Place of Organization   California

    Number of                                                         7.  Sole Voting Power                                                                                                                                                                                                                                                               -0-
Shares
Beneficially                                                       8.  Shared Voting Power                                                                                                                                                                                                                                                           -0-
Owned by Each
Reporting Person With	9. Sole Dispositive	Power	-0-

10. Shared Dispositive Power -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person 30,000,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)	67.8%

14. Type of Reporting Person (See Instructions)	CO

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the Common Stock, $.0001 par value, of Alternative Energy Partners, Inc.  (the “Issuer”).  Its principal executive offices are located at 1365 N. Courtenay Parkway, Suite A, Merritt Island, FL 32953.

Item 2.	Identity and Background

The entity filing this report is:

Healthcare of Today, Inc., a California corporation
2219 W. Olive Avenue, #266, Burbank, CA 1506

During the last five years, the reporting person has not been convicted in a criminal proceeding.

During the last five years, the reporting person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.	Source and Amount of Funds or Other Consideration
The reporting person acquired the shares by the issue of 25,000 shares of its own common stock for 25,000,000 shares of the acquired stock held by an existing shareholder of the Issuer, and by the transfer of its ownership in Sunarias Corporation, for another 5,000,000 shares of common stock issued by the Issuer.

Item 4.	Purpose of Transaction

The purpose of the transaction was for the reporting person to take possession of the shares and to acquire control of the Issuer.  The acquisition of control was accomplished pursuant to a Share Acquisition Agreement dated February 24, 2010 and a Share Exchange Agreement dated February 24, 2010, both of which closed on May 18, 2010. Copies of both of these agreements are attached as Exhibits 2.1 and 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on May 21, 2010 and are incorporated by reference. There is no agreement, written or otherwise, between the reporting person and any other person as to the voting, ownership or disposition of the shares.

Item 5.                      Interest in Securities of the Issuer

(a) As of May 15, 2010, the aggregate number of shares of Common Stock of the Issuer held by the reporting person was 30,000,000 which total shares represent 67.8% of the Issuer’s total issued and outstanding shares.

(b) The reporting person has sole voting power and sole dispositive power over the securities referred to above in paragraph (a) of this Item 5.

(c) During the 60 sixty day period preceding the filing of this Schedule 13D, the reporting person has not purchased any shares of the Issuer.

(d) The power to direct the proceeds from the sale of, and the receipt of dividends from, the sale of, any Common Stock described in paragraph (a) of this Item 5 is held by the reporting person.

(e)  The reporting person claims never to have been a beneficial owner of more than five percent of the Issuer’s Common Stock prior to the reported transaction..

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements or understandings that the reporting person has with respect to the Securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 25, 2010
Date

/s/:  Henry Jan, CEO  on behalf of Healthcare of Today, Inc.
Signature

Henry Jan, CEO
Healthcare of Today, Inc.

Name/Title